Exhibit 99.2

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

October 3, 2022

Mr. Brian Cree
Vitesse Energy, LLC
9200 E. Mineral Circle, Suite 200
Centennial, CO 80112
Re: Evaluation Summary – SEC Pricing
Vitesse Energy, LLC
Certain Interests in Colorado, Montana,
North Dakota and Wyoming Properties
Total Proved Reserves
As of November 30, 2021

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Cree,

As requested, this report was prepared on October 3rd, 2022 for Vitesse Energy, LLC (“Vitesse Energy”) for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the subject interests and for public disclosure by Vitesse or its affiliates in filings made with the Securities and Exchange Commission (the “SEC”) in accordance with the disclosure requirements set forth in the SEC regulations. We evaluated 100% of Vitesse Energy’s reserves, which are made up of Denver-Julesburg (“DJ”) Basin, Powder River (“PR”) Basin and Williston Basin oil and gas properties located in Colorado, Montana, North Dakota and Wyoming. This evaluation was prepared using constant prices and costs and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). A composite summary of the values by reserve category is presented below:

Net Reserves		Proved Developed Producing	Proved Developed Shut-In	Proved Developed Non-Producing	Proved Developed Summary	Proved Undeveloped	Total Proved Summary
Oil	- Mbbl	15,925.9	82.9	1,755.5	17,764.3	11,765.4	29,529.7
Gas	- MMcf	52,150.0	122.8	6,164.5	58,437.3	19,585.6	78,022.8
Future Revenue
Oil	- M$	977,604.6	5,063.9	107,597.6	1,090,266.0	720,951.0	1,811,215.9
Gas	- M$	227,890.5	553.9	27,996.4	256,440.8	83,440.6	339,881.4
Severance Taxes	- M$	97,600.6	422.0	10,112.6	108,135.2	72,565.4	180,700.7
Ad Valorem Taxes	- M$	2,638.7	27.7	0.0	2,666.5	488.9	3,155.4
Operating Expenses	- M$	396,565.6	1,844.1	31,279.2	429,689.0	202,784.3	632,473.0
Future Development Costs	- M$	0.0	0.0	15,981.0	15,981.0	214,120.3	230,101.4
Abandonment Costs	- M$	12,110.4	121.1	459.2	12,690.784	3,248.8	15,939.6

Net Operating Income	- M$	696,578.9	3,202.7	77,761.9	777,543.9	311,183.8	1,088,727.7

Discounted at 10%	- M$	409,514.9	1,873.0	48,757.8	460,145.6	141,467.6	601,613.1

Vitesse Energy, LLC

October 3, 2022

Proved Developed (“PD”) reserves are the summation of the Proved Developed Producing (“PDP”), Proved Developed Shut-In (“PDSI”) and Proved Developed Non-Producing (“PDNP”) reserve estimates. Proved Developed reserves were estimated at 17,764.3 Mbbl oil and 58,437.3 MMcf gas (or 27,503.9 MBOE). Of the Proved Developed reserves, 24,617.6 MBOE were attributed to producing zones in existing wells and 2,886.3 MBOE were attributed to zones in existing wells not producing. Probable Undeveloped (“PROB”) and Possible Undeveloped (“POSS”) reserves were not evaluated in this report.

Future revenue was calculated prior to deducting state production taxes and ad valorem taxes. Future net cash flow (net operating income) was calculated after deducting these taxes, future capital costs and operating expenses, but before federal income taxes. Future net cash flow has been discounted at an annual rate of ten (10) percent, in accordance with SEC guidelines, to determine its “present worth”. Present worth indicates the time value of money and should not be construed to represent an estimate of the fair market value of the properties by Cawley, Gillespie & Associates, Inc. (“CG&A”)

The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. BOE (barrels of oil equivalent) is expressed as oil volumes in barrels plus gas volumes in Mcf divided by six (6) to convert to barrels.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for November 30, 2021 were $64.81/bbl and $3.462/MMBtu, respectively. As specified by the SEC, a company must use a 12-month average price calculated as the unweighted arithmetic average of each first-day-of-the-month price within the 12-month period prior to the end of the reporting period. The oil price is based upon WTI-Cushing spot prices (EIA) and the natural gas price was based on Henry Hub spot prices (Platts Gas Daily) starting December 1, 2020 and ending November 1, 2021.

Adjustments to oil and gas prices were applied as received from Vitesse Energy. Gas price differentials include adjustments for basis differential and the gas heating value (BTU content) of the gas. Gas shrinkage was applied as provided and includes compression, processing, flaring and utilization losses. Pricing differentials were applied by location as follows:

DJ/PR Basin: Oil price differentials were applied per state and geographic location as a deduct of $3.75/bbl for Colorado properties and as a deduct from $2.80/bbl to $3.75/bbl for Wyoming properties. Gas price differentials were applied at 138.0% to 140.0% of Henry Hub prices for wet gas sales. Gas shrinkage was estimated at 1.0% to 21.0%.

Williston Basin: Oil price differentials were applied per state and geographic location as a deduct of $3.50/bbl to $4.50/bbl for Montana properties and as a deduct of $2.90/bbl to $4.60/bbl for North Dakota properties. Gas price differentials were applied at 115.0% to 160.0% of Henry Hub for wet gas sales. Gas shrinkage was estimated at 6.0% to 88.0%.

After these pricing adjustments, the net realized prices over the life of the proved properties was estimated to be $61.39 per bbl for oil and $4.368 per MCF for gas. All economic factors were held constant in accordance with SEC guidelines.

Vitesse Energy, LLC

October 3, 2022

Expenses, Taxes and Investments

Expenses: Routine lease operating expenses (“LOE”) were applied to all wells, as provided by Vitesse Energy (see table below). Expenses were not escalated in this report, as per SEC guidelines.

State	Fixed Cost ($/month)	Oil Variable Cost ($/bbl)	Gas Variable Cost ($/Mcf)
Colorado	4,000	5.00	0.83
Wyoming	3,000 or 4,000	2.50 or 5.00	0.42 or 0.83
Montana	3,000 – 5,000	3.50 – 6.15	0.58 – 1.03
North Dakota	3,000 – 5,000	2.00 – 7.97	0.33 – 1.33

Taxes: Oil and gas severance taxes were applied based on the respective state guidelines for the following Basins:

DJ/PR Basin: Oil and gas severance tax rates were applied at 6.0% of revenue in Wyoming. Ad valorem taxes were applied at 6.3% in Wyoming. Oil and gas severance tax rates were applied at 5.0% of revenue in Colorado. Ad valorem taxes were not applied in Colorado.

Williston Basin: For North Dakota properties, oil severance taxes were applied at 10.0% of oil revenue, which includes an oil production tax of 5.0% and an oil extraction tax of 5.0%. Gas severance taxes were applied at $0.0405/Mcf of gas sales. For Montana properties, oil and gas severance tax rates were applied at 9.3% of revenue with the exception of three new wells and one PDNP well. For these, the tax rate is 0.8% for the first 18 months after start, then 9.3% to life. Ad valorem taxes are not levied by North Dakota or Montana; therefore, none were applied here.

Investments: Future development costs were applied as directed and built out by operator in each basin as indicated below. Investments were not escalated in this report as per SEC guidelines.

DJ/PR Basin: Capital for wells located in DJ and PR Basins were applied at $1.63 MM to $3.72 MM for drilling and $1.89 MM to $6.93 MM completion costs per well.

Williston Basin: Capital for wells located in Williston Basin were applied at $1.68 MM to $3.17 MM for drilling and $2.85 MM to $4.71 MM for completion costs per well.

Abandonment costs were applied at $0.10 MM per well in all basins, 24 months after the economic limit of the well.

Reserve Estimation Methods

Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. All reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty

Vitesse Energy, LLC

October 3, 2022

depends mainly on the amount of the reliable geologic and engineering data available at the time of the estimate and the interpretation of such data, as well as the inherent uncertainties attributable to variations in reservoir and rock quality, offset drainage, mechanical wellbore integrity among others. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. This report addresses only the proved reserves attributable to the properties evaluated herein.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and undeveloped reserves for Vitesse Energy’s properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Wells with no production for at least the past 12 months were assigned a reserve category of PDSI. Wells with no production for less than the past 12 months were also assigned as PDSI with a delayed start date of 12 months since the last date of production. New development on Vitesse Energy’s acreage includes planned (AFE’d) wells, wells currently drilling, and/or wells expected to be drilled based on operator information or regional activity. A reserve category of PDNP was applied to certain drilled horizontal wells and PUD was assigned based on the proximity to commercial production and geologic control. Reserves for each location were assigned based on offset analogy to production and account for recent nearby wells that have demonstrated improved performance due to more modern completions. The development schedule for all drilling locations was applied as received from Vitesse Energy.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Government policies and market conditions different from those employed in this report may cause (1) the total quantity of oil or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 914 commercial proved undeveloped locations. Each of these drilling locations proposed as part of Vitesse Energy’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, the operators of these drills have indicated they have reasonably certain intent to complete this development plan within the next five (5) years. Furthermore, Vitesse Energy and the other operators have demonstrated through their actions that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Vitesse Energy, LLC

October 3, 2022

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Vitesse Energy, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

W. Todd Brooker, P. E.
President